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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)

Huntsman Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

447011 10 7
(CUSIP Number)

Samuel D. Scruggs, 500 Huntsman Way, Salt Lake City, Utah 84108, (801) 584-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Huntsman Family Holdings Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Utah

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 26,686,707
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 26,686,707

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,686,707

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon M. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 48,491,607
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 48,491,607

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,491,607

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter R. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power 2,602,753
Beneficially
Owned by Each		8.	Shared Voting Power 1,974,701
Reporting
Person With		9.	Sole Dispositive Power 2,602,753

		10.	Shared Dispositive Power 1,974,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,577,454

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 1.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 1,783,701
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,783,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 1,783,701
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,783,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 1,783,701
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,783,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Advisers LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 1,783,701
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,783,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David J. Matlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 1,783,701
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,783,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 1,783,701
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,783,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 1,783,701
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,783,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark R. Patterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 1,783,701
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,783,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 1,783,701
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,783,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) HC

 EXPLANATORY NOTE

        This Statement on Schedule 13D, as amended as of the date hereof (this "Statement"), is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Huntsman Family Holdings Company LLC, a Utah limited liability company ("Huntsman Family Holdings"), (ii) Jon M. Huntsman ("J. Huntsman"), (iii) Peter R. Huntsman ("P. Huntsman"), (iv) David J. Matlin ("Matlin"), (v) MatlinPatterson Global Opportunities Partners L.P., a Delaware limited partnership ("Matlin Partners (Delaware)"), (vi) MatlinPatterson Global Opportunities Partners B, L.P., a Delaware limited partnership (the "Opt-Out Fund"), (vii) MatlinPatterson Global Opportunities Partners (Bermuda) L.P., an exempt limited partnership organized under the laws of Bermuda ("Matlin Partners (Bermuda)" and together with Matlin Partners (Delaware) and Opt-Out Fund, the "Matlin Partnerships"), (viii) MatlinPatterson Global Advisers LLC, a Delaware limited liability company, by virtue of its investment authority over securities held by the Matlin Partnerships ("Matlin Advisers"), (ix) MatlinPatterson Global Partners LLC, a Delaware limited liability company, as general partner of the Matlin Partnerships ("Matlin Global Partners"), (x) MatlinPatterson Asset Management LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers ("Matlin Asset Management"), (xi) MatlinPatterson LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management ("MatlinPatterson") and (xii) Mark R. Patterson and Matlin, each as a holder of 50% of the membership interests in MatlinPatterson. Matlin, the Matlin Partnerships, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Mark R. Patterson are collectively referred to as the "Matlin Parties." The foregoing entities and persons are collectively referred to as the "Reporting Persons." J. Huntsman, P. Huntsman, Matlin and Christopher R. Pechock ("Pechock") are administrative trustees of HMP Equity Trust, a Delaware statutory trust ("HMP Trust") which is the record holder of certain Shares that are subject to this Statement. All of the outstanding beneficial interests in HMP Trust are owned by Huntsman Family Holdings and the Matlin Partnerships.

        Except as amended and supplemented hereby, the original Schedule 13D filed by the Reporting Persons on February 22, 2005, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 9, 2005, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on July 13, 2007, as amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons on August 6, 2007, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons on August 29, 2008, as amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons on September 8, 2008, as amended by Amendment No. 6 to Schedule 13D filed by the Reporting Persons on October 28, 2008, as amended by Amendment No. 7 to Schedule 13D filed by the Reporting Persons on September 22, 2009, as amended by Amendment No. 8 to Schedule 13D filed by the Reporting Persons on September 24, 2009, and as amended by Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 1, 2009 (collectively, the "Original Schedule 13D") remains in full force and effect and should be read together with this Statement. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D.

        This Statement is being filed to disclose that on October 1, 2009, October 5, 2009, October 6, 2009 and October 7, 2009, the Matlin Partnerships sold an aggregate of 34,600, 1,854,300, 1,722,600 and 1,283,325 Shares, respectively, into the open market. These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended, and are referred to in this Statement as the "October 1-7 Matlin Sales."

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The ninth from the last paragraph of Item 4 is hereby amended and restated as follows:

        The Distribution Voting Agreement gives Huntsman Family Holdings the right to vote all Shares distributed by HMP Trust to any of the Matlin Partnerships and beneficially owned by any of the Matlin Partnerships or their affiliates, but excluding any Shares while they are held by HMP Trust (the "MP Shares") in accordance with Huntsman Family Holdings' discretion, except all MP Shares and all Shares distributed by HMP Trust to Huntsman Family Holdings and beneficially owned by Huntsman Family Holdings, but excluding any Shares while they are held by HMP Trust (the "HF Shares") must be voted in substantially the same manner as specified in clauses (ii) through (iv) of the second paragraph of this Item 4. Under the Distribution Voting Agreement, the Matlin Partnerships appoint Huntsman Family Holdings and its designees as proxies to vote all MP Shares in a manner consistent with such voting provisions. Under the MP Proxies, each of J. Huntsman and P. Huntsman is specifically appointed as proxies to cast all votes entitled to be cast by any of the Matlin Partnerships with respect to the Shares owned or held by them in accordance with the Distribution Voting Agreement. The Distribution Voting Agreement further provides that, upon the failure of Huntsman Family Holdings to vote the MP Shares in accordance with the Distribution Voting Agreement, the Matlin Partnerships are granted an irrevocable proxy to vote the MP Shares and the HF Shares in accordance with the terms of the Distribution Voting Agreement. Under the terms of the Distribution Voting Agreement, if at any time the number of MP Shares represent less than 5% of the then total outstanding Shares, then all of the rights of the Matlin Partnerships to designate directors of the Company or that limit the ability of Huntsman Family Holdings to approve, or the manner in which Huntsman Family Holdings approves, any transaction or to vote the MP Shares or the HF Shares will terminate. The sales of MP Shares reported in Amendment No. 8 to this Schedule 13D caused the MP Shares to represent less than 5% of the total outstanding Shares. Accordingly, as a result of such sales, all of the rights of the Matlin Partnerships to designate directors of the Company or that limit the ability of Huntsman Family Holdings to approve, or the manner in which Huntsman Family Holdings approves, any transaction or to vote the MP Shares or the HF Shares, terminated.

The third to the last paragraph of Item 4 is hereby amended and restated with the following two paragraphs:

        On October 1, 2009, each of Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt Out Fund sold 25,213, 8,786 and 601 Shares, respectively, into the open market at prices per share ranging from $$9.0000 to $9.0800, and at a weighted average price per share of $9.0407. On October 5, 2009, each of Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt Out Fund sold 1,351,236, 470,856 and 32,208 Shares, respectively, into the open market at prices per share ranging from $8.7000 to $8.9000, and at a weighted average price per share of $8.7946. On October 6, 2009, each of Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt Out Fund sold 1,255,266, 437,414 and 29,920 Shares, respectively, into the open market at prices per share ranging from $8.6000 to $9.0100, and at a weighted average price per share of $8.7055. On October 7, 2009, each of Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt Out Fund sold 935,164, 325,870 and 22,291 Shares, respectively, into the open market at prices per share ranging from $8.7000 to $8.8600, and at a weighted average price per share of $8.7437. These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended.

        Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement, has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interests in Securities of the Issuer.

Item 5 is deleted in its entirety and restated as follows:

        (a)   HMP Trust is the direct owner of 1,783,701 Shares, less than 1% of the 237,308,742 Shares outstanding as of September 21, 2009. The 1,783,701 Shares represent the remainder of the Escrowed Corporation Interest (as such term is defined in the Trust Agreement). By virtue of the relationships described in Item 2 and Item 4 of this Statement, each of the Reporting Persons may be deemed to share indirect beneficial ownership of all of the Shares owned by HMP Trust.

        Following the October 1-7 Matlin Sales, the Matlin Partnerships do not directly hold any Shares and Huntsman Family Holdings directly holds 24,903,006 Shares (or approximately 10.5% of our outstanding Shares).

        J. Huntsman may be deemed to be the beneficial owner of the 24,903,006 Shares held by Huntsman Family Holdings, by virtue of owning a significant portion of the membership interests of Huntsman Family Holdings which ownership may enable J. Huntsman to influence the actions taken by Huntsman Family Holdings and the composition of the management of Huntsman Family Holdings. In addition, J. Huntsman may be deemed to be the beneficial owner of (i) 22,900 Shares held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust and (ii) the 21,782,000 Shares which he contributed to The Jon and Karen Huntsman Foundation (the "Huntsman Foundation") on June 25, 2007, by virtue of having the right to appoint all trustees on the Board of Trustees of the Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. J. Huntsman expressly disclaims beneficial ownership of any shares held by Huntsman Family Holdings, the Karen H. Huntsman Inheritance Trust or the Huntsman Foundation.

        P. Huntsman is the beneficial owner of an additional (i) 1,463,328 Shares, which includes 527,474 shares of restricted Common Stock and (ii) 1,139,425 shares of Common Stock subject to stock options exercisable within 60 days. Furthermore, P. Huntsman may be deemed to be the beneficial owner of an additional 191,000 Shares held by his spouse as a custodian under the Uniform Gifts to Minors Act for the benefit of their children. P. Huntsman expressly disclaims beneficial ownership of any Shares held by his spouse for the benefit of their children.

        Matlin Global Partners serves as General Partner of each of the Matlin Partnerships. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own the shares owned by the Matlin Partnerships. Matlin Advisers serves as investment advisor to the Matlin Partnerships. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares owned by the Matlin Partnerships. Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares owned by the Matlin Partnerships. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares owned by the Matlin Partnerships. Mark R. Patterson and Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark R. Patterson and Matlin may be deemed to share voting and dispositive power over the shares owned by the Matlin Partnerships.

        The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Shares owned by, or held for the benefit of, other parties.

        (b)   HMP Trust, J. Huntsman, P. Huntsman, Matlin and Pechock share voting power with respect to the 1,783,701 Shares held by HMP Trust, which Shares represent less than 1% of the outstanding Shares as of September 21, 2009. By virtue of the relationships described in Item 2 and Item 4 of this

Statement, Huntsman Family Holdings and the Matlin Partnerships may also be deemed to share voting power with respect to the Shares held by HMP Trust. In addition, during the time that such Shares remain in HMP Trust, all of the Reporting Persons may share dispositive power with respect to such Shares.

        Huntsman Family Holdings has shared voting and dispositive power with respect to the 24,903,006 Shares (approximately 10.5% of our outstanding Shares) held by it.

        In addition to the shared voting power that J. Huntsman holds and the shared dispositive power that J. Huntsman may hold with respect to the 1,783,701 Shares held by HMP Trust, J. Huntsman may be deemed to have shared voting and dispositive power with respect to an additional (i) 24,903,006 Shares (approximately10.5% of our outstanding Shares) held by Huntsman Family Holdings, by virtue of owning a significant portion of the membership interests of Huntsman Family Holdings which ownership may enable J. Huntsman to influence the actions taken by Huntsman Family Holdings and the composition of the management of Huntsman Family Holdings, (ii) 22,900 Shares (less than 1% of our outstanding Shares) held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust and (iii) 21,782,000 Shares (9.2% of our outstanding Shares) which he contributed to the Huntsman Foundation on June 25, 2007, by virtue of having the right to appoint all trustees on the Board of Trustees of the Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. J. Huntsman expressly disclaims beneficial ownership of any shares held by Huntsman Family Holdings, the Karen H. Huntsman Inheritance Trust or the Huntsman Foundation. In addition to the shared voting power that P. Huntsman holds and the shared dispositive power that P. Huntsman may hold with respect to the 1,783,701 Shares held by HMP Trust, P. Huntsman has sole voting and dispositive power with respect to an additional (i) 1,463,328 Shares (less than 1% of our outstanding Shares), which includes 527,474 Shares of restricted Common Stock (less than 1% of our outstanding Shares) and (ii) 1,139,425 shares of Common Stock subject to stock options exercisable within 60 days (less than 1% of our outstanding Shares). P. Huntsman may also be deemed to have shared voting and dispositive power with respect to an additional 191,000 Shares (less than 1% of our outstanding Shares) held by his spouse as a custodian under the Uniform Gifts to Minors Act for the benefit of their children. P. Huntsman expressly disclaims beneficial ownership of any Shares held by his spouse for the benefit of their children.

        (c)   Except for the transactions reported in this Statement, in Amendment No. 7 to Schedule 13D filed by the Reporting Persons on September 22, 2009, in Amendment No. 8 to Schedule 13D filed by the Reporting Persons on September 24, 2009 and in Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 1, 2009, the Reporting Persons did not engage in any transactions with respect to the Shares within the last 60 days.

        (d)   Not applicable.

        (e)   Not applicable.

Item 7.    Material to be Filed as Exhibits

Item 7 is deleted in its entirety and restated as follows:

Exhibit 1(*)	Joint Filing Agreement dated as of February 22, 2005 by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, David J. Matlin, Christopher R. Pechock, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Advisers LLC, MatlinPatterson LLC, MatlinPatterson Asset Management LLC, Mark R. Patterson and MatlinPatterson Global Partners LLC (filed with the initial filing of this Statement on February 22, 2005).
Exhibit 2(*)
HMP Equity Trust Amended and Restated Trust Agreement, dated as of February 10, 2005, by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, David J. Matlin, Christopher R. Pechock, Deutsche Bank Trust Company (solely as Delaware trustee), MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Advisers LLC (filed with the initial filing of this Statement on February 22, 2005).
Exhibit 3(*)
Registration Rights Agreement, dated as of February 10, 2005, by and among Huntsman Corporation, Huntsman Family Holdings Company LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., Consolidated Press (Finance) Limited and the other stockholders of Huntsman Corporation named therein (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Huntsman Corporation filed on February 16, 2005).
Exhibit 4(*)
Form of Restricted Stock Agreement between P. Huntsman and Huntsman Corporation, effective for grants prior to February 6, 2008 (incorporated by reference to Exhibit 10.21 to Amendment No. 4 to the Registration Statement on Form S-1 of Huntman Corporation (333-120749)) and Form of Restricted Stock Agreement between P. Huntsman and Huntsman Corporation, effective for grants on or after February 6, 2008 (incorporated by reference to Exhibit 10.37 to the annual report on Form 10-K of Huntsman Corporation filed on February 22, 2008).
Exhibit 24.1(*)	Power of Attorney for HMP Equity Trust (filed with Amendment No. 1 to this Statement on March 9, 2005).
Exhibit 24.2(*)	Power of Attorney for Huntsman Family Holdings Company LLC (filed with Amendment No. 1 to this Statement on March 9, 2005).
Exhibit 24.3(*)	Power of Attorney for Jon M. Huntsman (filed with Amendment No. 1 to this Statement on March 9, 2005).
Exhibit 24.4(*)	Power of Attorney for Peter R. Huntsman (filed with Amendment No. 1 to this Statement on March 9, 2005).
Exhibit 24.5(*)	Power of Attorney for Jon M. Huntsman (filed with Amendment No. 8 to this Statement on September 24, 2009).
Exhibit 24.6(*)	Power of Attorney for Peter R. Huntsman (filed with Amendment No. 8 to this Statement on September 24, 2009).

Exhibit 24.7(*)	Power of Attorney for David J. Matlin (filed with Amendment No. 8 to this Statement on September 24, 2009).
Exhibit 24.8(*)	Power of Attorney for Mark R. Patterson (filed with Amendment No. 8 to this Statement on September 24, 2009).
Exhibit 24.9(*)	Power of Attorney for MatlinPatterson LLC (filed with Amendment No. 8 to this Statement on September 24, 2009).

(*)
Previously filed as an exhibit to this Statement.

 Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 7, 2009	Huntsman Family Holdings Company LLC
	By:	*
* Jon M. Huntsman
* Peter R. Huntsman
David J. Matlin
	By:	/s/ ROBERT H. WEISS
	Name:	Robert H. Weiss, as attorney-in-fact
MatlinPatterson Global Opportunities Partners L.P.
	By:	MatlinPatterson Global Advisers LLC, its investment adviser
	By:	/s/ ROBERT H. WEISS
	Name:	Robert H. Weiss
	Title:	General Counsel
	*By:	/s/ Ronald G. Moffit Ronald G. Moffit Attorney-in-fact

MatlinPatterson Global Opportunities Partners B, L.P.
By:	MatlinPatterson Global Advisers LLC, its investment advisor
By:	/s/ ROBERT H. WEISS
Name:	Robert H. Weiss
Title:	General Counsel
MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
By:	MatlinPatterson Global Advisers LLC, as investment advisor
By:	/s/ ROBERT H. WEISS
Name:	Robert H. Weiss
Title:	General Counsel
MatlinPatterson Global Advisers LLC
By:	/s/ ROBERT H. WEISS
Name:	Robert H. Weiss
Title:	General Counsel
MatlinPatterson Asset Management LLC
By:	MatlinPatterson LLC, as sole Member
By:	/s/ ROBERT H. WEISS
Name:	Robert H. Weiss, as attorney-in-fact for David Matlin and Mark Patterson as the Members
MatlinPatterson Global Partners LLC
By:	/s/ ROBERT H. WEISS
Name:	Robert H. Weiss
Title:	General Counsel
MatlinPatterson LLC
By:	/s/ ROBERT H. WEISS
Name:	Robert H. Weiss, as attorney-in-fact for David Matlin and Mark Patterson as the Members
Mark R. Patterson
By:	/s/ ROBERT H. WEISS
Name:	Robert H. Weiss, as attorney-in-fact

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EXPLANATORY NOTE
  Item 4. Purpose of Transaction.
  Item 5. Interests in Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits
Signatures